TERMINATION AGREEMENT

     TERMINATION AGREEMENT, dated June 6, 1997 but effective January 1, 1997 by and between NATURAL WAY TECHNOLOGIES, INC., a Nevada corporation (hereinafter "NWYT"), CHINA MEDICAL DEVELOPMENT CO., LTD. (hereinafter "CMDC") and NEW SILVER EAGLE HOLDINGS LIMITED (hereinafter the "Shareholders") and collectively the "Parties".

                                    RECITALS

     WHEREAS, NWYT and the shareholders of CMDC entered into an Exchange Agreement (the "Agreement") on June 30, 1996 pursuant to which NWYT agreed to acquire, and the shareholders of CMDC agreed to sell, 100% of the outstanding securities of CMDC in exchange (the "Exchange") for 7,000,000 shares of common stock (the "Exchange Shares") and 100,000 shares of Series B Preferred Stock (the "Series B Shares");

     WHEREAS, the Exchange was undertaken based upon various representations of NWYT, including representation that NWYT was a reporting company under the Securities Exchange Act of 1934, which, among other things, were intended to assure that NWYT would be an attractive vehicle through which to raise capital;

     WHEREAS, NWYT has been unable to raise the capital necessary to fully fund the obligations of CMDC under its joint venture known as Dunhua Huakang Pharmaceutical Co., Ltd. and

     WHEREAS,  it has come to the attention of NWYT that a significant amount of
the  joint  venture's  receivables  may  be  uncollectible,   thereby  acquiring
additional capital which NWYT does not have;

     WHEREAS, in order to resolve any disputes arising with respect to performance under the Agreement and the representations made therein, the parties thereto desire to terminate the Agreement.

     NOW THEREFORE, in consideration of the premises herein contained and the mutual covenants hereinafter set forth, the parties hereto covenant and agree as follows;

          1. Termination of Agreement. The parties hereto hereby terminate the Agreement effective as of January 1, 1997.

          2.   Obligations of NWYT. NWYT hereby agrees:

               a. to transfer all of the issued and outstanding shares of CMDC held by NWYT to such persons as the Shareholder shall instruct;

               b. to utilize the funds to be provided pursuant to paragraph 3.b. below to redeem outstanding Series A Shares; and

               c. to return to CMDC all corporate records and documents of or pertaining to CMDC.

          3. Obligations of CMDC and the Shareholder. CMDC and the Shareholder hereby jointly agree;

               a. to cause all of the Exchange Shares and Series B Shares to be returned to NWYT for cancellation. Should CMDC and/or the Shareholder be unable to return all of the Exchange Shares and Series B Shares to NWYT, CMDC and/or the Shareholder shall acquire in the open market such number of shares of common stock and/or Series B Shares as shall be necessary to cause a total of 7,000,000 shares of common stock an 100,000 shares of Series B Preferred Stock to be surrendered to NWYT for cancellation. Should CMDC and/or the Shareholder be unable to return all of the Exchange Shares and Series B Shares, notwithstanding their efforts to acquire shares in the open market, CMDC and/or the Shareholder shall pay to NWYT an amount in cash equal to the fair market value or any shares not so delivered as agreed upon by NWYT, CMDC and the Shareholder or, at the election of the Shareholder, shall offset those shares against the shares issuable pursuant to paragraph 4 below;

               b. to cause the sum of $4,607,100 to be paid to NWYT as repayment of all amounts advanced to CMDC from NWYT pursuant to the sale of the Series A Shares. If agreed to by NWYT, CMDC may pay the sum of $4,607,100 directly to the holders of the Series A Shares in redemption of such shares which payment shall be deemed to satisfy CMDC's obligations hereunder as well as the obligations of NWYT pursuant to paragraph 2.b;

               c. to cause the holders of the Series A Shares to agree, and to execute such documents as shall be necessary, to permit the redemption of the Series A Shares for $4,607,100; and

               d. to return to NWYT all corporate records and documents of or pertaining to NWYT.

               e. to assume all accrued expenses of NWYT (net of any cash of NWYT).

     4. Closing. The parties hereto shall hold a formal closing of this Termination Agreement as soon as possible at such time and place as the parties shall mutually agree ("Closing"). At Closing, NWYT shall deliver the items called for by paragraph 2. CMDC and/or the Shareholder shall deliver the items called for by paragraph 3.

     5.   Release and Indemnification. Effective on Closing,

          a. NWYT releases CMDC and each of the pre-Exchange shareholders of CMDC from all obligations and liability under or arising from the Agreement and agrees to indemnify and hold CMDC and each of the pre-Exchange shareholders of CMDC harmless from and against any liability, cost, expense or claim which may be asserted or imposed from time to time as a result of the Agreement or the termination of the Agreement pursuant hereto.

          b. CMDC and the Shareholder release NWYT from all obligations and liability under or arising from the Agreement except as such liability arise in connection with third party claims asserted as a result of the Agreement or the termination of the Agreement pursuant hereto.

     7.   Miscellaneous.

          a. By execution of this Agreement, each of the parties hereto hereby represents that it has the requisite power and authority to enter into this Termination Agreement.

          b. Unless required by applicable law or regulatory authority, none of the parties will issue any report, statement or press release to the general public, to the trade, to the general trade or trade press, or to any third party (other than its advisors and representatives ion connection herewith) or file any document, relating to this Termination Agreement, except as may be mutually agreed by the parties.

          c. Each party hereto will bear its own expenses, including legal, accounting and professional fees, incurred in connection with the transactions contemplated hereby.

          d.   This   Termination   Agreement   may  be   executed  in  multiple
               counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date of year first above written.


                                     NATURAL WAY TECHNOLOGIES, INC.

                                     By:
                                        ---------------------------
                                            President

                                     CHINA MEDICAL DEVELOPMENT LTD.

                                     By:
                                        ----------------------------
                                     Title:
                                           -------------------------

                                     SHAREHOLDER:
                                     NEW SILVER EAGLE HOLDINGS LTD.

                                     By:
                                        ----------------------------
                                     Title:
                                           -------------------------